Filed Pursuant to Rule 424(b)(3)
Registration No. 333-254931

INVESCO REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 10 DATED OCTOBER 17, 2023
TO THE PROSPECTUS DATED APRIL 12, 2023
This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Invesco Real Estate Income Trust Inc., dated April 12, 2023 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Invesco Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.
The purposes of this Supplement are as follows:
•to disclose the transaction price for each class of our common stock available in this offering as of November 1, 2023;
•to disclose the calculation of our September 30, 2023 NAV per share for all share classes;
•to provide an update on the status of our public offering and DST program; and
•to disclose updates to the Invesco Real Estate investment process and membership of certain committees.
November 1, 2023 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of November 1, 2023 (and repurchases as of October 31, 2023) is as follows:

Transaction Price (per share)
Class T	$29.1110
Class S	$29.1000
Class D	$29.1182
Class I	$29.2392
Class E	$30.5235
The November 1, 2023 transaction price for each of our share classes is equal to such class’s NAV per share as of September 30, 2023. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.
September 30, 2023 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.inreit.com and is made available on our toll-free, automated telephone line at 833-834-4924. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised quarterly by Capright or other third party appraisal firms engaged by Capright in accordance with our valuation guidelines and any appraisal performed by a firm other than Capright will be reviewed for reasonableness by Capright. In addition, Capright also provides a monthly opinion of reasonableness for the aggregate value of all properties that were not appraised that month. All of the mortgages, mortgage participations and mezzanine loans in our portfolio are valued monthly by Chatham. Chatham also prepares quarterly valuations of our property-level and entity-level debt. We have included a breakdown of the components of total NAV and NAV per share for September 30, 2023.

Our total NAV presented in the following tables includes the aggregate NAV of our Class T, Class S, Class D, Class I, Class E and Class N shares, as well as partnership interests of the Operating Partnership held by the Special Limited Partner. The following table provides a breakdown of the major components of our total NAV as of September 30, 2023:

$ in thousands, except share data
Components of NAV	September 30, 2023
Investments in real estate	$864,642
Investments in unconsolidated entities	147,567
Investments in real estate-related securities	28,045
Investment in commercial loan	34,807
Investment in affiliated fund	28,464
Cash and cash equivalents	13,628
Restricted cash	12,379
Other assets	12,028
Mortgage notes, revolving credit facility and financing obligation, net	(434,023)
Subscriptions received in advance	(7,615)
Other liabilities	(21,076)
Management fee payable	(297)
Accrued stockholder servicing fees	(10)
Non-controlling interests in joint-ventures	(43,456)
Net asset value	$635,083
Number of outstanding shares/units	21,302,796
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of September 30, 2023:

$ in thousands, except share/unit data
NAV Per Share/Unit	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	Class N Shares	Third-party Operating Partnership Units(1)	Total
Net asset value	$17,226	$13,472	$22,995	$129,432	$36,242	$409,041	$6,675	$635,083
Number of outstanding shares/units	591,741	462,944	789,726	4,426,664	1,187,356	13,625,692	218,673	21,302,796
NAV Per Share/Unit as of September 30, 2023	$29.1110	$29.1000	$29.1182	$29.2392	$30.5235	$30.0198	$30.5235
(1)Includes the partnership interest of the Operating Partnership held by the Special Limited Partner.
Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the September 30, 2023 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Healthcare	6.8%	5.7%
Office	8.3%	7.0%
Multifamily	6.9%	5.3%
Industrial	7.0%	5.6%
Self-Storage	7.6%	5.8%
Retail	8.3%	7.4%
Student Housing	6.9%	5.5%

These assumptions are determined by Capright and reviewed by the Adviser. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

		Investment Values
Input	Hypothetical Change	Healthcare	Office	Multifamily	Industrial	Self-Storage	Retail	Student Housing
Discount Rate (weighted average)	0.25% decrease	1.9%	1.8%	1.9%	2.0%	1.9%	1.8%	1.9%
Discount Rate (weighted average)	0.25% increase	(1.9)%	(1.8)%	(1.9)%	(2.0)%	(1.8)%	(1.8)%	(1.9)%
Exit Capitalization Rate (weighted average)	0.25% decrease	2.9%	2.1%	3.0%	3.1%	2.7%	1.9%	2.9%
Exit Capitalization Rate (weighted average)	0.25% increase	(2.6)%	(2.0)%	(2.8)%	(2.9)%	(2.5)%	(1.8)%	(2.7)%
Status of our Public Offering
We are currently offering on a continuous basis up to $3.0 billion in shares of common stock, consisting of up to $2.4 billion in shares in our primary offering and up to $0.6 billion in shares pursuant to our distribution reinvestment plan. As of October 12, 2023, we have issued and sold in our public offering (1) 5,229,583 shares of our common stock (consisting of 237,127 Class T shares, 152,120 Class S shares, 451,280 Class D shares, 2,368,602 Class I shares and 2,020,454 Class E shares) in the primary offering for total proceeds of $159.9 million and (2) 43,882 shares of our common stock (consisting of 3,352 Class T shares, 195 Class S shares, 5,871 Class D shares, 22,760 Class I shares and 11,704 Class E shares) pursuant to our distribution reinvestment plan for a total value of $1.3 million. As of September 30, 2023, our aggregate NAV was $635.1 million. We intend to continue selling shares in our public offering on a monthly basis.
Status of our DST Program

In September, we began closing sales of Interests in our first DST Offering. As a result, we will begin paying the Adviser 1.0% per annum payable monthly of the total consideration received by us or our affiliates for selling Interests to third-party investors, net of up-front fees and expense reimbursements payable out of gross sale proceeds from the sale of such Interests and net of any proceeds from any loans secured directly or indirectly by the DST Properties, and subject to the FMV Option with respect to each DST Property. This 1.0% fee will be allocated among each class of shares based on each class’s relative percentage of aggregate NAV.
Invesco Real Estate Investment Process Updates
Invesco Real Estate restructured its investment strategic planning function by replacing its Investment Strategy Group with a CIO Council primarily responsible for establishing top-down investment direction for sector allocation and market selection and updating the membership of its investment and steering committees, among other structural and process changes.

The following disclosure modifies the disclosure in the sections of the Prospectus entitled "Identification and Approval of Investments" and all related disclosures in the Prospectus.

Invesco Real Estate Investment Committees

Effective October 1, 2023, Invesco Real Estate replaced its North America Investment Committee, which was responsible for approval all private investment acquisition and disposition decisions on behalf of the Adviser, with three separate investment committees: (1) the Equity Investment Committee, which is responsible for decisions pertaining to the acquisition and disposition of real property, (2) the Credit Investment Committee, which is responsible for decisions pertaining to the origination and modification of private real estate debt; and (3) the Platform Investment Committee, which is responsible for decisions pertaining to investments in and divestments from real estate and real estate-related operating companies. The Investment Committees are comprised of senior Invesco Real Estate professionals from various real estate disciplines across the firm. The members of each Investment Committee and their respective positions with Invesco Real Estate are as follows:

Equity Investment Committee

Name	Position
Stephanie Holder (Chair)	Managing Director, Head of U.S. Dispositions and Financing
Chase A. Bolding (Second Chair)	Managing Director, Portfolio Manager
Peter Feinberg	Managing Director, Portfolio Manager
Jay P. Hurley	Managing Director, Portfolio Manager - Value-Add Funds
Michael C. Kirby	Managing Director, Head of U.S. Investment Management
T. Gregory Kraus	Managing Director, Head of U.S. Transactions
Kevin Pirozzoli	Managing Director, Investment Management, Regional Investment Manager
Teresa Zien	Managing Director, Capital Markets

For information concerning the background of Ms. Holder, Ms. Zien and Messrs. Bolding, Feinberg, Hurley, Kirby, Kraus and Pirozzoli, see “Management—Additional Officers” and “—The Adviser and Invesco Real Estate—Invesco Real Estate Investment Committee” in the Prospectus.

Credit Investment Committee

Name	Position
Perry Chudnoff (Chair)	Managing Director, Investment Management, Regional Investment Manager
Justin Rimel (Second Chair)	Senior Director, Portfolio Manager - Value-Add Funds
Hubert J. Crouch	Managing Director, Head of North America
Andrew Gordon	Managing Director, Head of Real Estate Credit - Europe
Stephanie Holder	Managing Director, Head of U.S. Dispositions and Financing
Michael C. Kirby	Managing Director, Head of U.S. Investment Management
T. Gregory Kraus	Managing Director, Head of U.S. Transactions
Charlie Rose	Managing Director, Global Head of Real Estate Credit

For information concerning the background of Ms. Holder and Messrs. Chudnoff, Crouch, Kirby and Kraus, see “Management—Additional Officers,” “—The Adviser and Invesco Real Estate—Invesco Real Estate Investment Committee” and “—The Adviser and Invesco Real Estate—Invesco Real Estate Steering Committee” in the Prospectus. Information concerning the background of the remainder of the individuals is set forth below.

Justin Rimel. Mr. Rimel is a Senior Director for Invesco Real Estate and has served as Portfolio Manager for Invesco Real Estate’s domestic return funds since 2020 and is a member of the Credit Investment Committee. Prior to joining Invesco Real Estate, Mr. Rimel was a Managing Director at Third Point, where he developed and managed a direct real estate program targeting opportunistic investments in both the public and private markets. Mr. Rimel was also employed at CIM Group and was an integral part of opening the New York City location. Mr. Rimel earned a B.S. in Business from the University of California at Berkley.

Andrew Gordon. Mr. Gordon is a Managing Director and Head of Real Estate Credit Europe for Invesco Real Estate since 2020 and is a member of the North American Credit Investment Committee. Prior to joining Invesco Real Estate, Mr. Gordon managed GAM Investments European debt business for five years. Mr. Gordon also was a partner at Renshaw Bay, an alternative asset management firm. Mr. Gordon has also held roles at Lloyds Banking Group, Barclays Bank and Ernst & Young, acquiring years of experience in real estate finance including lending, securitization, structured finance, distressed debt and M&A. Mr. Gordon earned a Bachelor’s degree in Economics from Manchester University and is a chartered accountant.

Charlie Rose. Mr. Rose is the Global Head of Real Estate Credit and has served as Managing Director since he joined Invesco Real Estate in 2017 and in his role, he is primarily focused on the strategic and transactional side of structured credit investments related to commercial and multifamily real estate with an immediate focus on the United States. Mr. Rose has also served as President and Lead Portfolio Manager of Invesco Commercial Real Estate Finance Trust, Inc. since 2023. Prior to joining Invesco, Charlie served as managing director for Canyon Partners Real Estate (“Canyon”) since 2009. Prior to Canyon, Charlie worked for Pacific Urban Residential in capital markets and multifamily acquisitions from 2007 to 2009. He started his career with Rosen Consulting Group in 2003, where he was Vice President. Charlie holds a Bachelor of Arts from Stanford University and a Master of Business Administration with Honors from the Wharton School of the University of Pennsylvania.

Platform Investment Committee

Name	Position
Chase A. Bolding (Chair)	Managing Director, Portfolio Manager
Hubert J. Crouch	Managing Director, Head of North America
Jay P. Hurley	Managing Director, Portfolio Manager - Value-Add Funds
T. Gregory Kraus	Managing Director, Head of U.S. Transactions
Justin Rimel	Senior Director, Portfolio Manager - Value-Add Funds
Darin D. Turner	Managing Director, Chief Investment Officer of Listed Real Assets
Beth A. Zayicek	Managing Director, Chief Operating Officer

For information concerning the background of Messrs. Bolding, Crouch, Hurley, Kraus, and Turner and Ms. Zayicek, see “Management—Directors and Officers,” “—Additional Officers” and “—The Adviser and Invesco Real Estate—Invesco Real Estate Investment Committee” in the Prospectus. For information concerning the background of Mr. Rimel, see “Credit Investment Committee” above.

Invesco Real Estate Income Trust Inc. Steering Committee

The Invesco Real Estate Income Trust Inc. Steering Committee is comprised of five members of the CIO Council and additional ad hoc real estate professionals as needed, from various disciplines within Invesco Real Estate. The Steering Committee provides advice in the development and implementation of our strategic plan, including risk-return targets, use of leverage, sector and asset allocation factors, geographic diversification considerations and other investment process and policy matters, subject in each case to the authority reserved to our board of directors pursuant to our charter and the specific roles and responsibilities of our Adviser and the Invesco Real Estate Investment Committee. The Steering Committee will meet at least annually and as needed for major strategic decisions.

The members of the Steering Committee and their respective positions with Invesco Real Estate are as follows:

Name	Position
Chase A. Bolding	Managing Director, Portfolio Manager
Nicholas G. Buss	Managing Director, Strategic Analytics, North America
Stephanie Holder	Managing Director, Head of U.S. Dispositions and Financing
T. Gregory Kraus	Managing Director, Head of U.S. Transactions
Charlie Rose	Managing Director, Global Head of Real Estate Credit
Teresa Zien	Managing Director, Capital Markets

For information concerning the background of Ms. Holder, Ms. Zien and Messrs. Bolding, Buss and Kraus, see “Management—Additional Officers,” “—The Adviser and Invesco Real Estate—Invesco Real Estate Investment Committee” and “—The Adviser and Invesco Real Estate—Invesco Real Estate Income Trust Inc. Steering Committee” in the Prospectus. For information concerning the background of Mr. Rose, see “Credit Investment Committee” above.

Identification and Approval of Investments

The Invesco Real Estate personnel who perform investment management services for us pursuant to the Advisory Agreement will identify and make investment decisions regarding potential investment opportunities.

Each year Invesco Real Estate, on average over the previous ten years, buys and sells approximately $12.2 billion of real estate globally, in addition to real estate-related securities. The Invesco Real Estate platform is organized regionally so as to identify opportunities and transact at an informed, local level. Invesco Real Estate’s sourcing effort is a combination of this bottom-up knowledge paired with macro views and analysis supplied and updated by our internal CIO Council and strategic analytics team.

In addition to its in-house capabilities, Invesco Real Estate has developed a network of relationships with real estate owners, financial institutions, operating partners, senior business executives and government officials. These relationships provide valuable market knowledge and form a critical component of Invesco Real Estate’s investment-sourcing network.

Once an investment opportunity has been identified, Invesco Real Estate has an established system for vetting and closing each transaction, primarily consisting of thorough due diligence and the applicable Investment Committee (Equity, Credit, and Platform) approval process. Due diligence covers all aspects of underwriting/valuation, physical, legal and environmental assessment, and all requisite documentation. Invesco Real Estate has dedicated departments that coordinate with the transaction and asset management teams to ensure the diligence is comprehensive. The findings of due diligence allow for a proper risk-return discussion at the Investment Committee level, and there are certain risks (e.g., open-ended litigation and environmental risk) that Invesco Real Estate is generally not willing to accept.

Each of Invesco Real Estate’s Investment Committees meets weekly to discuss investment opportunities currently in the pipeline. Prior to an investment opportunity being presented to the applicable Investment Committee (Equity, Credit, and Platform) for approval, the investment opportunity undergoes a formalized screening process to determine the suitability of the investment opportunity, along with the investment’s major attributes and risk factors. Prior to significant due diligence being undertaken with respect to an investment opportunity, the investment opportunity must be approved at a preliminary meeting of the Investment Committee. Following the approval of an investment opportunity at the preliminary meeting of the Investment Committee, the bulk of the due diligence with respect to such investment opportunity will take place. Following completion of all due diligence, the investment opportunity is presented to the Investment Committee for final approval. The Chairman of the Investment Committee conducts a roll call vote for final approval of an investment opportunity and permits no more than two (2) no votes to pursue the transaction from members of the Committee. Note: for all Investment Committees (Equity, Credit, and Platform), five (5) votes are required for a quorum. The applicable IRE North American Investment Committee (Equity, Credit, and Platform) is comprised of senior Invesco Real Estate professionals from various real estate disciplines across the firm.